COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

December 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust I (“CFSTI”); Registration Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on December 5, 2012 in connection with post-effective amendment no. 164 to the registration statement of CFSTI, filed with the SEC on October 25, 2012, relating to changes to Columbia Global Dividend Opportunity Fund (the “Dividend Fund”) and Active Portfolios Multi-Manager Small Cap Equity Fund (the “Small Cap Fund” and, together with the Dividend Fund, the “Funds”). The staff’s comments are summarized below, and each is followed by our response.

Comment 1: Are the fees of the Dividend Fund increasing? If so, explain supplementally the reason for the increase. Has there been a change to the Fund’s advisory fee? If so, has the amendment been approved by shareholders?

Response to Comment 1: There have been no changes to the investment management services fee for the Dividend Fund since the last annual update. However, the Fund’s other expenses have changed since the last annual update. The other expenses of Class A, Class B, Class C, Class R, Class W and Class Z shares have decreased by two basis points primarily as a result of lower transfer agency fees (although net expenses remain unchanged for these share classes) and the other expenses of Class Y and Class I shares have increased by one basis point primarily as a result increased registration fees which, unlike the other share classes, were not offset by lower transfer agency fees.

Comment 2: Confirm that the Dividend Fund’s annual fund operating expenses table will only show a fee waiver or expense reimbursement if it is contractual, extends at least one year and is triggered. Please also state whether the arrangement is subject to recoupment.

Response to Comment 2: The total annual Fund operating expenses line item for each share class is less than the applicable fee waiver and/or expense reimbursement cap so the cap will not be included in the annual fund operating expenses table. The Dividend Fund’s expense reimbursement arrangement is not subject to recoupment.

Comment 3: For each Fund, please consider whether the description of derivatives risk is consistent with the July 30, 2010 letter from Barry Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, Esq., General Counsel of the Investment Company Institute regarding derivatives-related disclosure by investment companies.

Response to Comment 3: The description of the Small Cap Fund’s principal risks relating to investments in derivatives will be modified to focus on the risks of futures contracts and conforming changes will be made to the description of the use of derivatives in the principal investment strategies section. The use of derivatives by the Dividend Fund is not expected to be a principal investment strategy so the derivatives risk and the discussion of derivatives in the principal investment strategies section will be removed.

Comment 4: Please confirm that the Small Cap Fund is not subject to any shareholder fees.

Response to Comment 4: The Small Cap Fund is not subject to any shareholder fees required to be disclosed by Item 3 of Form N-1A.

Comment 5: Please confirm whether or not the Small Cap Fund’s annual fund operating expenses table is required to include an acquired fund fees and expenses line item per Item 3 of Form N-1A.

Response to Comment 5: The annual fund operating expenses table for the Small Cap Fund will include a line item for acquired fund fees and expenses of 0.01%.

Comment 6: Please confirm that the prospectus for the Small Cap Fund is not required to include expense examples for the 5-year and 10-year periods.

Response to Comment 6: The Small Cap Fund falls within the definition of a “New Fund” in Instruction 6 of Item 3 of Form N-1A because its financial statements report results for a period of six months or less. As a result, the Small Cap Fund is required to complete only the 1- and 3-year period portions of the expense example.

Comment 7: Does the Small Cap Fund invest in emerging markets as part of its principal investment strategies?

Response to Comment 7: The Small Cap Fund is not expected to invest significantly in emerging markets securities. As a result, we are not including emerging markets risk as a principal risk of the Fund.

We hope that these responses adequately address your comments. We acknowledge the obligation to file with the SEC Item 2, 3 and 4 disclosure in XBRL format within fifteen business days following the effectiveness of the 485(b) filing for these Funds. CFSTI accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFSTI acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFSTI further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I

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